Newcastle Investment Corp. Investor Presentation January 7, 2013 Issuer Free Writing Prospectus Dated January 7, 2013 Filed Pursuant to Rule 433 Registration Statement No. 333-182103

Disclaimer and Notes

forward-looking statements relate to, among other things, the operating performance of our investments, the completion of certain pending Excess MSR transactions, the proposed spin-off of our residential business, the stability of our earnings, our financing needs, potential investments, estimated investment returns and assumptions underlying those returns (including, but not limited to, recapture rates, prepayments rates, default rates), projected dividend growth, projected dividend yields and interest rate changes. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate,"
"believe," "could," "project," "predict," "continue,“ “target” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Our ability to predict results or the actual outcome of future plans or strategies is inherently uncertain. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from forecasted results. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to: reductions in cash flows received from our investments; our ability to take advantage of opportunities in additional asset classes or types of assets, at attractive risk-adjusted prices; our ability to leverage our RMBS portfolio, our ability to collapse RMBS portfolios and CDOs, our ability to recover cash flows from our CDOs, our ability to take advantage of opportunities in investments in excess mortgage servicing rights; our ability to deploy capital accretively; the risks that prepayment, default and recovery rates on our real estate securities and loan portfolios deteriorate compared to our underwriting estimates; the relationship between yields on assets which are paid off and yields on assets in which such monies can be reinvested; the relative spreads between the yield on the assets we invest in and the cost of financing; changes in economic and market conditions generally and the real estate and bond markets specifically; adverse changes in the financing markets we access affecting our ability to finance our investments, or in a manner that maintains our historic net spreads; changing risk assessments by lenders that potentially lead to increased margin calls, not extending our repurchase agreements or other financings in accordance with their current terms or entering into new financings with us; changes in interest rates and/or credit spreads, as well as the success of any hedging strategy we may undertake in relation to such changes; the quality and size of the investment pipeline and the rate at which we can invest our cash, including cash inside our collateralized debt obligations, or CDOs; changes in the fair value of our excess servicing assets, our dependence on mortgage servicers to service the mortgages underlying our excess servicing assets, our ability to grow senior housing, GSE initiatives and other actions that may adversely affect returns on our excess servicing assets; impairments in the value of the collateral underlying our investments and the relation of any such impairments to our judgments as to whether changes in the market value of our securities, loans or real estate are temporary or not and whether circumstances bearing on the value of such assets warrant changes in carrying values;
legislative/regulatory changes, including, but not limited to, any modification of the terms of loans; the availability and cost of capital for future investments; competition within the finance and real estate industries; and other risks detailed from time to time in our Securities and Exchange Commission reports. Readers are cautioned not to place undue reliance on any of these forward-
looking statements, which reflect our management's views as of the date of this Presentation significantly from those contained in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this Presentation to conform these statements to actual results.
be earned over the expected average life of an investment (i.e., IRR), after giving effect to existing or anticipated leverage (if any), calculated on a weighted average basis, projected market conditions and various other factors.  Income recognized by the Company in future periods may be significantly less than the income that would have been recognized if an expected or targeted return were actually realized, and the estimates we use to calculate expected or targeted returns would differ materially from actual results.  Statements about expected or targeted returns in this Presentation are forward-looking statements. You should carefully read the cautionary statement above under the caption “Forward-Looking Statements,” which directly applies to our discussion of expected or targeted returns.  Actual returns may differ materially from expected or targeted returns.

relied upon as the basis for making an investment decision.

Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at: www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, Barclays Capital Inc. toll-free at (888) 603-5847,
Citigroup toll-free at (800) 831-9146 or UBS Securities LLC toll-free at (888) 827-7275.
This disclaimer applies to this document and the oral comments made by the individuals presenting it (the “Presentation”).
Forward – Looking Statements: This Presentation contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such
Expected or Targeted Returns: Expected or targeted returns are estimates of the Company of annualized effective rate of return that the Company presently expects or targets to
Past performance: In all cases where historical performance is presented, please note that past performance is not a reliable indicator of future results and should not be
Newcastle Investment Corp. ("Newcastle") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.

Disclaimer and Notes – Continued

30+ DQ – Percentage of loans that are delinquent by 30 days or more
Age (mths) or Loan Age (mths) or Seasoning (mths) – Weighted average number of months loans are outstanding
Avg. Balance – Average loan balance remaining
Cash Basis – Initial investment less cash received life to date
CLTV – Combined Loan-to-Value
CPR – Constant Prepayment Rate
Current LTV – Ratio of current loan balance to estimated current asset value
Cur UPB – UPB as of the end of the current month
Excess MSRs – monthly interest payments generated by the MSRs, net of a basic fee paid to the servicer
Orig. FICO – A borrower’s credit metric generated by the credit scoring model created by the Fair Isaac Corporation at the time of purchase
LTD Cash Flows –Actual cash flow collected from the investment as of the end of the current month
Orig. UPB – UPB as of the investment’s acquisition date
Proj. Future Cash Flows – Future cash flow projected with the Company’s original underwriting assumptions
Recapture Rate – Percentage of fully prepaid loans that are refinanced by Nationstar and will be put back into the pool
Uncollected Payments – Percentage of loans that missed their most recent payment
UPB – Unpaid Principal Balance
Updated IRR – Internal rate of return calculated based on the cash flow received to date through the current month and the projected future cash flow based on our original underwriting assumptions.
WA – Weighted Average
WAL – Weighted Average Life
WAC – Weighted Average Coupon
Abbreviations: This Presentation may include abbreviations, which have the following meanings:
No reliance, no update and use of information:
You should not exclusively rely on the Presentation as the basis upon which to make an investment decision. The Presentation does not purport to be complete without consideration of the information in the prospectus.  The information in the Presentation is provided to you as of the dates indicated and Newcastle does not intend to update the information after its distribution, even in the event that the information becomes materially inaccurate. Certain information contained in the
Presentation includes calculations or figures that have been prepared internally and have not been audited or verified by a third party.  Use of different methods for preparing, calculating or presenting information may lead to different results and such differences may be material.

Executive Summary
We believe our residential business line has reached a "critical mass"
We expect separation of residential and commercial business lines will unlock value for stockholders
Transaction 1 – We committed to invest approximately $340 million (1) for a 33% interest in Excess MSRs on four loan pools, approximately $215 billion UPB (2)
Transaction 2 –
On January 4, 2013, we invested $27 million for a 33% interest in Excess MSRs on a $13 billion UPB pool of Ginnie Mae loans
We intend to publicly offer 40 million shares of common stock
1) We expect to invest $320 million based on expected UPB at expected time of close. Targeted returns and cash flows assume this investment amount.
2) UPB as of November 30, 2012.
3

2
1
Newcastle to spin off certain residential assets – establish New Residential Investment Corp.
Announcement of two new Excess MSR investments – over $225 billion UPB

Spin-Off of Residential Assets 4 1

Overview of Spin-Off
Newcastle is currently housing a commercial business and a residential business, each with significant growth potential
Spin-off will create a residential-focused mortgage REIT (“New Residential”)
Target assets include Excess MSRs, RMBS, Non-Performing Loans, Servicing Advances
Fortress-managed – substantially similar terms to Newcastle’s management agreement
NYSE listing expected
Potential dividend yield tightening relative to Newcastle’s average 2012 dividend yield at 12%
Spin-off approved by Board of Directors
Filed Form 10 with the SEC
Next Steps:
Complete SEC review and NYSE listing processes
Target distribution of New Residential shares in the first quarter of 2013

1)
The spin-off may not have the full or any of the strategic and financial benefits that we expect, or such benefits may be delayed or may not materialize at all.
2)
Distribution ratio is subject to change.  The spin-off is subject to certain conditions, such as the Securities and Exchange Commission (“SEC”) declaring the registration statement relating to the spin-off effective, the filing and approval of an application to list New Residential’s common stock on the NYSE, and the formal declaration of the distribution by our Board of Directors.
Expected to improve transparency and unlock shareholder value
(1)
Plan to distribute one share of New Residential for each share of Newcastle common stock
(2)

Separating the Two Businesses
We believe separating the two businesses will improve transparency and unlock shareholder value
With the new acquisitions, we anticipate each business will be sizable enough to stand alone
We expect a significant investment pipeline for each business
1) Investments other than the types highlighted may be made at the Manager’s discretion as consistent with the company’s investment guidelines.

Post-Spin Newcastle
Target Assets (1)
New Residential
Target Assets (1)
Excess MSRs
RMBS
Non-Performing Loans
Servicing Advances
Newcastle
SPIN-OFF
Newcastle CDOs
Commercial RE Debt
Senior Housing

Targeted Economics of Our Two Businesses*
*  Please refer to the following page for explanatory notes and specific disclaimers related to the information presented on this page.

Excess MSRs (2)
$258 mm
New Excess MSR Transactions (3)
$350 mm
Non-Agency RMBS (4)
$200 mm
Less: Repo Debt
($60) mm
Investable Cash
(5)
$92 mm
Total Residential Value
(9)
$840 mm
Real Estate Debt
(6)
$725 mm
Senior Housing
(7)
$65 mm
Less: Corporate Debt
(8)
($112) mm
Investable Cash
(5)
$92 mm
Total Commercial Value
(9)
$770 mm
New Residential
(1)
Newcastle Post-Spin
Assumed Dividend Yield (13) 7% 8% 9% 10%
Implied price / share: $7.71 $6.75 $6.00 $5.40
Implied Market Cap. $1.6bn $1.4bn $1.3bn $1.1bn
Assumed Dividend Yield (13) 7% 8% 9% 10%
Implied price / share: $7.14 $6.25 $5.56 $5.00
Implied Market Cap. $1.5bn $1.3bn $1.2bn $1.1bn
Targeted Net IRR
(10)
14%
$115 mm
(11)
Per share
(12)
$0.54
Targeted Net IRR
(10)
14%
$106 mm
(11)
Per Share
(12)
$0.50

1)
Newcastle’s ability to complete a spin-off of New Residential is subject to certain conditions, such as the SEC declaring the registration statement relating to the spin-off effective, the filing and approval of an application to list New Residential’s common stock on the NYSE, and the formal declaration of the distribution by our Board of Directors.
2)
Reflects carrying value as of September 30, 2012 of $258 million.
3)
Reflects pro forma adjustments for $320 million expected investment in Excess MSR Transaction 1 and $27 million investment in Excess MSR
Transaction 2.
4)
Reflects the carrying value as of September 30, 2012.
5)
Investable cash for each of New Residential and Newcastle post-spin reflect half of Newcastle’s total investable cash as of September 30, 2012 of
$184 million. The allocation of the September 30, 2012 cash balance is for illustrative purposes only.  Actual cash balance may differ materially.
6)
Reflects an unaudited estimate of expected future recovery value of the principal as of September 30, 2012.  This amount reflects a variety of assumptions, and actual recovery value may differ materially from the current estimate.
7)
Reflects net investment in senior housing as of September 30, 2012, including working capital and related transaction costs.
8)
Reflects face amount of the junior subordinated notes and preferred equity as of September 30, 2012.
9)
Does not reflect all of the assets New Residential and Newcastle will own post-spin.  Each of New Residential and Newcastle intend to own other assets, including Agency RMBS, which could affect the total value of each business.
10)
Targeted Net IRR may differ materially from actual returns. Targeted Net IRRs indicated are based on a variety of assumptions and estimates, including assumptions with respect to gross investment returns, attainable leverage and estimates of corporate overhead expenses, which will differ for each business.  Net IRR will also be affected by the matters identified in the prospectus supplement under “Risk Factors.” Following the spin-off, corporate overhead expenses of Newcastle and New Residential are expected to increase on an aggregate basis as a result of management compensation and general and administrative expenses payable by New Residential.
11)
Represents the product of Targeted Net IRR and Total Residential Value or Total Commercial Value, as applicable. Slight inaccuracies are due to rounding.
12)
Assumes completion of the proposed equity offering described herein and the distribution of one share of New Residential for each share of
Newcastle, which may change prior to the distribution. Implied share price does not reflect Newcastle’s expectation of the price at which it may offer shares. Per share amount does not reflect potential dilution from outstanding options for shares of Newcastle common stock and options that Newcastle expects to issue for shares of New Residential.  Such dilution could be material.
13)
Dividend yields presented are for illustrative purposes only. Actual dividends may differ materially. Corresponding price per share assumes
100% payout of stated per share amount.
Targeted Economics of Our Two Businesses – Explanatory Notes

New Residential –
Potential Dividend Yield Tightening
1) Source:  SNL Financial.  Stock Price as of 1/4/2013, dividend yield based on last declared regular dividend.
2) Portfolio composition from recent 3Q 2012 filings and presentations. Peer group is a non-exhaustive list and inclusion of others may change minimum, maximum and average.
3)
Determination of comparability of subsets has been made by management.  Other industry participants may express a different view.

Dividend
Yield
Market
Cap ($mm)
Portfolio Composition
Redwood
5.6% $1,467
Non-Agency MBS, Residential loans, Commercial loans (15%)
HLSS
7.4% $1,081
MSRs (10%), Servicing Advances (90%)
PennyMac Mortgage Inv.
8.8% $1,521
Distressed Mortgage Loans, MSRs
MFA Financial
9.3% $3,061
Agency MBS (60%), Non-Agency MBS (40%)
Dynex Capital Inc.
11.8% $535
Agency MBS (64%), CMBS (32%)
Invesco Mortgage Capital
12.3% $2,456
Agency MBS (76%), Non-Agency MBS (14%), CMBS (10%)
AG Mortgage Inv. Trust
13.2% $654
Agency MBS (80%), Non-Agency MBS (16%)
Two Harbors Inv. Corp.
18.8% $3,462
Agency MBS (84%), Non-Agency MBS (16%)
Minimum 5.6% $535
Average 10.9% $1,780
Maximum 18.8% $3,462
Less
comparable
subset (3)
More
comparable
subset (3)
Public Residential Mortgage REITs
(1,2)
Residential peers with comparable portfolios trade at a 6 – 9% yield, vs. Newcastle 2012 average at 12%

Newcastle – Potential Dividend Yield Tightening
Based on comparable peers, potential dividend yield tightening could take place at Newcastle as well
As senior housing portfolio grows, further tightening expected toward range of public healthcare REITs

Dividend
Yield
Market Cap
($mm)
Arbor Realty Trust
6.7% $205
RAIT Financial Trust
6.8% $345
Colony Financial
7.0% $1,056
Starwood Property Trust
7.4% $3,224
NorthStar
9.2% $1,206
Apollo Commercial RE
9.4% $476
CreXus Investment Corp
10.3% $955
Resource Capital
13.4% $599
Minimum 6.7% $205
Average 8.8% $1,008
Maximum 13.4% $3,224
Public Healthcare REITs
(1,2)
Dividend
Yield
Market Cap
($mm)
Ventas Inc.
3.8% $19,205
HCP Inc.
4.4% $20,735
National Health Investors
4.6% $1,636
Health Care REIT Inc.
4.8% $16,030
Healthcare Realty Trust
4.8% $2,177
LTC Properties Inc.
5.1% $1,108
Senior Housing Properties
6.4% $4,303
Medical Properties Trust
6.5% $1,678
Minimum
3.8% $1,108
Average
5.0% $8,359
Maximum
6.5% $20,735
Public Commercial Finance REITs
(1,2)
Additional yield tightening
expected as senior housing
portfolio grows (3)
1) Source:  SNL Financial.  Stock Price as of 1/4/2013, dividend yield based on last declared regular dividend.
2) Peer group is a non-exhaustive list and inclusion of others may change minimum, maximum and average.
3) The ability to grow the senior housing portfolio is subject to a number of factors and may not occur.  Please see “Forward Looking Statements.”

Anticipated Separation Timing
We intend to distribute shares of New Residential in the first quarter of 2013
(1)

Announcement of board
approval of spin-off
Filed Form 10 with the SEC
Jan ‘13
Jan ‘13
Intend to distribute
shares of New
Residential
Feb ‘13
Feb ‘13
Mar ‘13
Mar ‘13
Expect to complete
SEC review &
NYSE listing
processes
1) There can be no assurance that the spin-off of New Residential will be completed as anticipated or at all. The spin-off is subject to certain conditions, such as the SEC declaring the registration statement relating to the spin-off effective, the filing and approval of an application to list New Residential’s common stock on the NYSE, and the formal declaration of the distribution by our Board of Directors.

12 Two New Excess MSR Transactions 2

Investment Highlights
Transaction 1 – Approximately $215 billion UPB
(1)
We committed to invest approximately $340 million (2) to acquire a 33% interest in Excess MSRs
In our base case, we target a 16% unleveraged IRR, 2.0x investment multiple and a break-even CPR of 54% (3)
Four loan pools:  47% Agency/Government loans and 53% PLS loans
Transaction 2 – $13 billion UPB
On January 4, 2013, we invested $27 million to acquire a 33% interest in Excess MSRs on a pool of Ginnie
Mae loans
In our base case, we target a 16% unleveraged IRR, 2.1x investment multiple and a break-even CPR of 55% (3)
1) UPB as of November 30, 2012.
2) Expect to invest $320 million based on expected UPB at time of close.  Targeted returns and cash flows assume this investment amount.
3) Based upon various assumptions of management, including prepayment, recapture and default rates.  Actual results may differ materially.
4) Represents Newcastle’s 33% interest in the Excess MSR.

UPB
NCT Total
MSR
Basic
Fee
Excess
MSR
Avg.
Balance
WAC Seasoning
Current
LTV
Orig.
FICO
30+
DQ
Transaction 1 $215bn
(1)
$340 mm
(2)
33 bps 19 bps 14 bps $159k 5.32% 5.9 yrs 101% 704 27%
Transaction 2 $13 bn $27 mm 40 bps 15 bps 25 bps $149k 5.64% 3.6 yrs 101% 674 16%
TOTAL / WA $228 bn $367 mm 33 bps 19 bps 14 bps $158k 5.34% 5.8 yrs 101% 702 26%
Collateral Characteristics
Commitment (4)

Transaction 1 – Overview (1)
Newcastle committed to invest approximately $340 million
(2)
for a 33% interest in the Excess MSRs
on four Agency/Government and Private Label pools that total approximately $215 billion UPB
(3,4)
Nationstar will service the loans – paid a 19 bps basic fee and will receive all originations and ancillary income
Nationstar and a Fortress Fund will each own a 33% interest in the Excess MSRs on the same terms as Newcastle
Newcastle will not have servicing duties or advance obligations associated with the pools
Newcastle targets receipt of $635 million of total cash flows vs. $320 million expected investment
(2)
1) Based upon various assumptions of management, including prepayment, recapture and default rates.  Actual results may differ materially.
2) Expect to invest $320 million based on expected UPB at time of close. Targeted returns and cash flows assume this investment amount.
3) UPB as of November 30, 2012.
4) Investment is subject to closing conditions and third party approvals.

Structure
Targeted NCT Cumulative Cash Flows
Paid to Nationstar
(Loan Servicer)
(mm)
Expected Investment of $320 mm
(2)
Targeted Break-even of 5.3 yrs
33%
Fortress
Fund
33%
Newcastle
33%
Nationstar
MSR Breakdown
Total MSR 33 bps
Basic Fee (19 bps)
Excess MSR 14bps
Transaction 1
UPB $215 bn (3)
Total MSR 33 bps
WAC 5.3%
Seasoning 5.9yrs
$635 mm
$0
$100
$200
$300
$400
$500
$600
$700
Yr 1 Yr 2 Yr 3 Yr 4 Yr 5 Yr 6 Yr 7 Yr 8 Yr 9 Yr 10+
Original Pool Recaptured Pool

CPR 5% 10% 15% 20% 25%
IRR 21.3% 17.7% 15.5% 12.6% 10.1%
Cash Flows
$868.0 $721.8 $635.2 $568.1 $510.3
Investment Multiple
2.72x 2.26x 1.99x 1.78x 1.60x
CPR 5% 10% 15% 20% 25%
IRR
19.5% 14.4% 10.4% 5.1% 3.7%
Cash Flows
$786.7 $592.4 $488.2 $389.3 $319.0
Transaction 1 – Newcastle Targeted Returns

CPR 5% 10% 15% 20% 25%
IRR 22.2% 19.4% 17.7% 15.6% 13.8%
Cash Flows $912.0 $789.4 $729.5 $662.8 $613.0
0% Recapture
28% Recapture (Base Case)
45% Recapture
(Cash Flows: $mm)
Recapture
mitigates
prepayment
risk
1)
Actual results may differ materially from base case returns. Base case numbers reflect a weighted average of four discrete pools each with their own set of default, delinquency, prepayment and recapture assumptions. Weighted average Recapture Rate of 28%, which depending on the pool ranges from 20% to 35%.  Weighted average CPR of 15% (CPR ramp assumes 21% for Year 1, 19% for Year 2). Weighted average lifetime uncollected payment for Agency/Government loans of 8% (Uncollected payment 10% for Year 1 , 9% for Year 2).
Recaptured loans assume 10 CPR (8 CRR; 2 CDR); 28% Recapture, which depending on the pool ranges from 20% to 35%.
We target a base case return of 15.5% unleveraged IRR, $635 million of cashflows and a 2.0x investment multiple – assumes 15% CPR and 28% recapture rate
(1)
Loans from the pools refinanced by Nationstar will remain within the pools post refinance
As recapture percentage increases, yield profile becomes less sensitive to changes in prepayments
In our base case, we target a break-even CPR of 54%

Nationstar services the loans – paid a 15 bps basic fee and receives all originations and ancillary income
Nationstar and a Fortress Fund each own a 33% interest in the Excess MSRs on the same terms as Newcastle
Newcastle does not have servicing duties or advance obligations associated with the pools
Transaction 2 – Overview (1)
1) Based upon various assumptions of management, including prepayment, recapture and default rates.  Actual results may differ materially.

Structure
Targeted NCT Cumulative Cash Flows
Paid to Nationstar
(Loan Servicer)
(mm)
Initial Investment of $27 mm
Targeted Break-even of 5.1 yrs
MSR Breakdown
Total MSR 40 bps
Basic Fee (15 bps)
Excess MSR 25 bps
Transaction 2
UPB $13 bn
Total MSR 40 bps
WAC 5.6%
Seasoning 3.6 yrs
33%
Nationstar
33%
Fortress
Fund
33%
Newcastle
$57 mm
$0
$10
$20
$30
$40
$50
$60
Yr 1 Yr 2 Yr 3 Yr 4 Yr 5 Yr 6 Yr 7 Yr 8 Yr 9 Yr 10+
Original Pool Recaptured Pool
Newcastle targets receipt of $57 million of total cash flows vs. $27 million initial investment
On January 4, 2013, Newcastle invested $27 million  for a 33% interest in the Excess MSRs on a $13 billion UPB Ginnie Mae pool of loans

CPR 10% 15% 20% 25% 30%
IRR 17.5% 12.4% 7.9% 3.4% -1.2%
Cash Flows $65.3 $47.7 $37.8 $31.0 $26.2
CPR
10% 15% 20% 25% 30%
IRR 21.1% 18.1% 15.8% 13.7% 12.0%
Cash Flows $78.0 $64.9 $57.0 $51.4 $47.3
Investment Multiple 2.86x 2.38x 2.09x 1.89x 1.74x
We target a base case return of 15.8% unleveraged IRR, $57 million of cashflows and a 2.1x
Loans from the pools refinanced by Nationstar will remain within the pools post refinance
As recapture percentage increases, yield profile becomes less sensitive to changes in prepayments
In our base case, we target a break-even CPR of 55%
Transaction 2 – Newcastle Targeted Returns
1) Actual results may differ materially from base case returns. Recapture ramp assumes 0% for 2 months after transfer date, 17% in month 3, and 35% thereafter.  CPR ramp assumes 30% to Dec 2014, 15% thereafter. Weighted average lifetime uncollected payment of 10% (Uncollected payment 11% for Year 1 , 11% for Year 2).  Recaptured loans assume 10 CPR (8 CRR; 2 CDR); 35% Recapture; 25 yr loan term; 37.5 bps MSR; 4.00% WAC.

CPR
10% 15% 20% 25% 30%
IRR 22.6% 20.3% 18.5% 17.0% 15.6%
Cash Flows $83.5 $72.3 $65.3 $60.2 $56.4
0% Recapture
35% Recapture (Base Case)
50% Recapture
(Cash Flows: $mm)
Recapture
mitigates
prepayment
risk
investment multiple – assumes 20% CPR and 35% recapture rate
(1)

18 Public Offering of Common Stock 3

Offering Summary
Issuer
Newcastle Investment Corp.
Exchange / Ticker
NYSE / NCT
Shares Offered
40,000,000 shares (100% primary)
Overallotment Amount
6,000,000 shares (15%)
Use of Proceeds
General corporate purposes, including Excess MSR acquisitions
Joint Bookrunners
Credit Suisse Securities (USA) LLC, Barclays Capital Inc., Citigroup
and UBS Securities LLC
Co-Managers
Keefe, Bruyette & Woods, Inc. and Macquarie Capital (USA) Inc.